PATRIA INVESTMENTS (NASDAQ: PAX) 1Q25 Earnings Presentation May 2, 2025

Disclaimer PAX 1Q25 Earnings Presentation

Patria Reports First Quarter 2025 Results PAX 1Q25 Earnings Presentation Conference Call Dividends Shareholder Relations Contact About Patria

Patria’s First Quarter IFRS Results PAX 1Q25 Earnings Presentation IFRS Net Income attributable to Patria was $13.6 million for 1Q25

Message from Patria’s CEO PAX 1Q25 Earnings Presentation

Patria’s First Quarter 2025 Summary PAX 1Q25 Earnings Presentation

• • • • • • • • • • • • Patria’s First Quarter 2025 Summary PAX 1Q25 Earnings Presentation

Regional and Company Positioning in an Uncertain World PAX 1Q25 Earnings Presentation • • • • • • Latam becoming a more attractive destination for capital as our diversified model enhances our resiliency

(US$ in millions) 1Q24 4Q24 1Q25 Patria’s First Quarter 2025 Earnings PAX 1Q25 Earnings Presentation Distributable Earnings (“DE”) of $36.8 million in 1Q25

(US$ in millions) 1Q24 4Q24 1Q25 Fee Related Earnings (“FRE”) PAX 1Q25 Earnings Presentation • • • •

Net Accrued Performance Fees for Drawdown Funds PAX 1Q25 Earnings Presentation US$ 368 mn Net Accrued Performance Fees • • • 1Q25 Composition by Fund 1Q24 4Q24 PE V (2015) PE VI (2019) IS IV (2018) IS III (2013) Others1 1Q25 Before Realization Realized Perf. Fee 1Q25

Fundraising PAX 1Q25 Earnings Presentation • • • (US$ in millions) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total

Total Assets Under Management PAX 1Q25 Earnings Presentation Fair Value of Investments Uncalled Capital ++43% $32.0bn $45.8bn 1Q24 1Q25 • • Pending FEAUM

PAX 1Q25 Earnings Presentation $23.9bn $35.0bn Fee Earning Assets Under Management 1Q25 Mgmt. Fee Revenue Breakdown Per Strategy +46% 1Q24 1Q25 • •

Asset Class FEAUM by Structure Fee Basis Frequency of NAV Calculation Duration Currency Exposure Hard / Soft (%) Effective Mgmt. Fee Rate Private Equity Infrastructure Credit Real Estate Public Equities GPMS Key Fee Characteristics By Investment Vertical PAX 1Q25 Earnings Presentation

Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total Total AUM Roll Forward PAX 1Q25 Earnings Presentation

Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total Total FEAUM Roll Forward PAX 1Q25 Earnings Presentation

(in Thousands, Except Where Noted) Committed Capital Deployed + Reserved Total Invested Unrealized Investments Realized Investments Total Value Net Returns Fund (Vintage) Total (USD) % Value (USD) Value (USD) Value (USD) Value (USD) Gross MOIC (USD) Net IRR (USD) Net IRR (BRL) Investment Performance – Drawdown Funds PAX 1Q25 Earnings Presentation

As of Mar 25 Returns in local currency - Since Inception Ticker Fund Name Strategy Inception Year Functional Currency AUM M (Functional Currency) AUM M (USD) Total Return (Annualized) Market Comparison IFIX (BR)1 / IPC(COL) (Annualized) Investment Performance – REITs PAX 1Q25 Earnings Presentation

Asset Class Strategy Functional Currency Strategy AUM (USD mn) YTD Compounded Annualized Net Returns Excess Return Since Incept.1yr 3yr 5yr Since Incep. Credit Public Equities GPMS Investment Performance – Credit, Public Equities & GPMS PAX 1Q25 Earnings Presentation

Reconciliations & Disclosures PAX 1Q25 Earnings Presentation

Share Summary PAX 1Q25 Earnings Presentation (US$ in millions) 1Q24(1) 2Q24(2) 3Q24 4Q24(3) 1Q25(4)

Patria’s Earnings – 5 Quarter View PAX 1Q25 Earnings Presentation (US$ in millions) 1Q24 2Q24 3Q24 4Q24 1Q25 FY 2022 FY 2023 FY 2024

Reconciliation of IFRS to Non-GAAP Measures PAX 1Q25 Earnings Presentation (US$ in millions) 1Q24 2Q24 3Q24 4Q24 1Q25 FY 2022 FY 2023 FY 2024

IFRS Balance Sheet PAX 1Q25 Earnings Presentation (US$ in millions) 31-Dec-24 31-Mar-25 31-Dec-24 31-Mar-25

Notes PAX 1Q25 Earnings Presentation

Notes PAX 1Q25 Earnings Presentation

Definitions PAX 1Q25 Earnings Presentation